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                                                                  Exhibit (a)(7)

                               SILVERSTREAM LOGO

                                 June 18, 2002

Dear Stockholder:

     We are pleased to report that SilverStream has entered into a Merger Agreement with Novell that provides for the acquisition of SilverStream at a price of $9.00 per share in cash. Under the terms of the proposed transaction, Delaware Planet Inc., a wholly owned subsidiary of Novell, has commenced a tender offer today for all of the outstanding shares of SilverStream common stock at $9.00 per share in cash. The tender offer is conditioned upon, among other things, at least a majority of SilverStream's outstanding shares on a fully-diluted basis being tendered and the termination of any waiting periods under applicable antitrust laws. Following the completion of the tender offer, Delaware Planet Inc. will be merged with and into SilverStream and all shares not purchased in the tender offer (other than those owned by SilverStream, Novell or Delaware Planet Inc. or by holders who have perfected their appraisal rights) will be converted into the right to receive $9.00 per share in cash in the merger.

     Your Board of Directors, at a meeting duly called and held on June 9, 2002, by unanimous vote: (1) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the tender offer and the merger, are fair to and in the best interests of SilverStream's stockholders; (2) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the tender offer, the merger and Novell's acquisition of shares of SilverStream common stock pursuant to certain Stockholder's Agreements described herein in accordance with Delaware law; and (3) recommended that the holders of SilverStream common stock accept the tender offer, tender their shares in the tender offer and adopt the Merger Agreement.

     In addition to the Solicitation/Recommendation Statement that accompanies this letter, also enclosed is Delaware Planet Inc.'s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully.

     The directors and management of SilverStream thank you for the support you have given SilverStream.

                                          Sincerely,

                                          /s/ David A. Litwack

                                          David A. Litwack
                                          Chief Executive Officer
                                          and President

         SILVERSTREAM SOFTWARE, INC. - Two Federal Street - Billerica,
          Massachusetts - 01821-3559 - T 978-262-3000 - F 978-262-3349